Filed pursuant to 424(b)(3)
Registration No. 333-133116

SUPPLEMENT NO. 10
DATED AUGUST 15, 2007
TO THE PROSPECTUS DATED OCTOBER 6, 2006
OF BEHRINGER HARVARD REIT I, INC.

This Supplement No. 10 supplements, and should be read in conjunction with, the prospectus of Behringer Harvard REIT I, Inc. dated October 6, 2006, Supplement No. 6 dated April 24, 2007, Supplement No. 7 dated May 15, 2007 and Supplement No. 9 dated July 13, 2007.  Supplement No. 6 superseded and replaced the following prior supplements to the prospectus dated October 6, 2006:  Supplement No. 1 dated November 1, 2006; Supplement No. 2 dated November 15, 2006; Supplement No. 3 dated November 30, 2006; Supplement No. 4 dated December 22, 2006; and Supplement No. 5 dated February 23, 2007.  Supplement No. 9 superseded and replaced Supplement No. 8 dated July 12, 2007.  Unless otherwise defined in this Supplement No. 10, capitalized terms used herein have the same meanings as set forth in the prospectus.

Status of the Offering

We commenced our third public offering of common stock on October 20, 2006.  Through August 9, 2007, we have accepted investors’ subscriptions to this offering and issued approximately 81.0 million shares of our common stock resulting in aggregate gross proceeds of approximately $821.8 million.

Description of Real Estate Investments

Potential Acquisitions

This section supplements the discussion contained in the prospectus under the heading “Description of Real Estate Investments — Potential Acquisitions,” which begins on page 163 of the prospectus, and all similar discussions appearing throughout the prospectus.

Chicago Properties

On August 15, 2007, we entered into a stock purchase agreement to acquire, through Behringer Harvard OP, entities owning fee simple interests in a 40-story office building containing approximately 750,000 square feet (“200 South Wacker”) and a 39-story office building containing approximately 1.0 million square feet (“One Financial Place”) and ground leases on two 21-story office buildings containing approximately 1.4 million aggregate square feet (“10/120 South Riverside”), each located in Chicago, Illinois (collectively, the “Chicago Properties”).  We will acquire 200 South Wacker, One Financial Place and 10/120 South Riverside through our acquisition of all of the common stock of BCSP IV Illinois Properties Business Trust, OFP Illinois Business Trust and 10/120 South Riverside Illinois Business Trust, respectively, referred to herein collectively as the “trusts.”  Due to the fact that, as of the date of this supplement, OFP Illinois Business Trust (“OFP Trust”) owned an approximately 81% interest in One Financial Place and a third party, One Financial Investors LLC (“One Financial”), owned the remaining 19%, OFP Trust will enter into a separate agreement with One Financial to purchase the remaining interest in One Financial Place prior to closing.  The total contract price for the Chicago Properties will be $832.5 million, subject to certain adjustments and prorations, a portion of which will be paid assuming indebtedness secured by the Chicago Properties. The purchase price for the transaction was determined through negotiations between the Chicago Properties’ seller, BCSP IV U.S. Investments, L.P., an unaffiliated third party, and our advisor and its affiliates. We made an earnest money deposit of $35 million on August 15, 2007.  If we terminate the purchase agreement in accordance with its terms, the earnest money will be refunded to us.  However, if we default in our obligations to consummate the acquisition, the seller may terminate the agreement and retain the earnest money as liquidated damages.

Our obligation to complete the transaction is subject to various closing conditions, including, among other things: (1) we must receive, at least five business days prior to closing, estoppel certificates from certain major tenants; (2) we and the seller must have obtained the consent of the holders of the existing indebtedness on the Chicago Properties; (3) OFP Trust must have purchased the remaining interest in One Financial Place prior to closing; and (4) the seller must have caused the redemption of all shares in each of the trusts.

As of August 15, 2007, 200 South Wacker was approximately 78% occupied; One Financial Place was approximately 90% occupied; and 10/120 South Riverside was approximately 97% occupied.

Other Investments

The following information updates the “Description of Real Estate Investments — Other Investments” section, which has been added to our prospectus following “ — Potential Acquisitions,” beginning on page 164 of our prospectus and all similar discussions appearing throughout the prospectus:

Proposed Stock Purchase.  On August 14, 2007, we entered into an agreement to purchase all of the outstanding shares of the subsidiaries of IPC US Real Estate Investment Trust, referred to herein as “IPC.”   IPC’s subsidiaries own a portfolio of thirty-five office buildings, comprising a total of approximately 9.6 million square feet of rentable space.  Under the purchase agreement, we will pay IPC a purchase price of approximately $589 million in cash and will assume approximately $776 million in existing property-level indebtedness relating to IPC’s property portfolio.

IPC’s property portfolio consists principally of Class A office buildings located in mid and large-sized U.S. cities and suburban locations in fourteen states.  The following table provides certain information, as set forth in public filings made by IPC, with respect to the property portfolio as of June 30, 2007:

Property by State	Net Rentable Square Feet	Percent Occupied	Percent of Portfolio Annualized Rental Income

Florida
City Center, St. Petersburg	242,115	91.9%	2.5%
Royal Caribbean, Miramar	128,540	100.0%	1.6%
Devry, Miramar	94,060	100.0%	1.1%
5104 Eisenhower Blvd, Tampa	130,091	100.0%	1.2%
Florida — Total	594,806	96.7%	6.4%

Kentucky
Hurstbourne Forum Office Park, Louisville	327,811	81.2%	2.6%
Hurstbourne Place, Louisville	234,896	84.3%	2.1%
Hurstbourne Park, Louisville	104,237	93.2%	1.0%
Hurstbourne Plaza, Louisville	94,265	52.6%	0.2%
One Oxmoor Place, Louisville	134,926	86.9%	1.5%
Lakeview, Louisville	76,438	79.4%	0.7%
Steeplechase Place, Louisville	76,666	88.8%	0.7%
Hunnington I, Louisville	61,862	75.5%	0.5%
Kentucky — Total	1,111,101	81.3%	9.3%

Louisiana
Energy Centre, New Orleans	757,275	94.8%	6.5%

Property by State	Net Rentable Square Feet	Percent Occupied	Percent of Portfolio Annualized Rental Income
Ohio
KeyBank Center, Cleveland (1)	477,787	83.9%	5.3%
Fifth-Third Center, Columbus	330,840	89.2%	3.5%
Ohio — Total	808,627	86.1%	8.8%

Pennsylvania
Wanamaker, Philadelphia	1,389,838	96.9%	11.6%
1650 Arch Street, Philadelphia	553,349	99.1%	7.7%
United Plaza, Philadelphia	617,476	99.3%	7.4%
11 Stanwix Street, Pittsburgh	427,682	75.3%	3.8%
Pennsylvania — Total	2,988,345	94.7%	30.6%

Tennessee
Crescent Center, Memphis	335,811	92.5%	4.6%
MetroCenter, Nashville	361,200	92.7%	3.3%
Tennessee — Total	697,011	92.6%	7.9%

Texas
Loop Central, Houston	574,944	95.3%	6.2%

Other
Bank of America Plaza, Las Vegas, NV	255,543	97.3%	4.9%
One Edgewater Plaza, Staten Island, NY	251,543	95.6%	2.9%
222 Bloomingdale Road, White Plains, NY	139,678	84.6%	1.9%
123 Tice Blvd., Woodcliff Lake, NJ	119,772	86.7%	1.5%
City Hall Plaza, Manchester, NH	209,684	66.7%	1.6%
One Chestnut Place, Worcester, MA	183,254	96.9%	2.1%
Two Chestnut Place, Worcester, MA	34,844	84.7%	0.3%
Epic Center, Wichita, KS	289,154	88.8%	2.1%
One Brittany Place, Wichita, KS	57,670	55.6%	0.3%
Two Brittany Place, Wichita, KS	57,559	72.1%	0.4%
801 Thompson Blvd, Rockville, MD	50,918	100.0%	1.2%
500 E. Pratt, Baltimore, MD	279,712	91.3%	4.3%
Other — Total	1,929,331	87.8%	23.5%

Total of Continuing Operations	9,461,440	91.0%	99.2%

Executive Park, Louisville	109,496	78.6%	0.8%

Total of All Properties	9,570,936	90.9%	100.0%

(1) Formerly known as McDonald Investment Center.

Note:  Annualized rental income calculated as July 2007 base rent annualized.

The Agreement.  The purchase agreement includes customary representations, warranties, covenants and agreements, including with regard to the conduct of the business of IPC and its subsidiaries prior to closing.  In addition, we have agreed, for a period of six years after the closing date, to cause IPC’s subsidiaries to indemnify all current and former trustees and officers of IPC and its subsidiaries to the extent that these persons currently are entitled to indemnification.

During the period from August 14, 2007 through September 30, 2007, IPC is permitted under the agreement to solicit and respond to competing proposals to purchase the units or assets of IPC or its subsidiaries and to provide non-public information to parties considering making a competing acquisition proposal.  Following the expiration of this period, IPC is generally prohibited from soliciting or responding to competing proposals, or providing non-public information to other parties, but may respond to unsolicited acquisition proposals if IPC’s board determines that the proposals constitute or are reasonably likely to result in a proposal that is superior, from the standpoint of the unit holders of IPC, to the acquisition transaction contemplated by our agreement with IPC.

The agreement may be terminated by us or by IPC under certain circumstances, including but not limited to: (1) by either party if the acquisition transaction has not been consummated by December 31, 2007 or, under certain circumstances, March 31, 2008, (2) by either party upon a material uncured breach of the agreement by the other party, (3) by either party if any law or governmental order, decree or injunction makes the consummation of the acquisition transaction illegal or permanently prohibits the transaction, (4) by either party if the unit holders of IPC fail to approve the acquisition transaction at a special meeting of unit holders to be held for this purpose, (5) by IPC if its board of trustees determines to accept a superior acquisition proposal made by a third party under certain circumstances and (6) by us if IPC’s board withdraws or changes its recommendation of the acquisition transaction or IPC’s board accepts, approves or recommends, or enters into an agreement with respect to, a superior proposal by another party to acquire the units or assets of IPC or its subsidiaries.

IPC will be obligated to pay us a termination fee of $6 million if it accepts or takes certain other actions with respect to any competing acquisition proposal on or before September 30, 2007.    The termination fee will be increased to $12 million after September 30, 2007.   IPC will also be obligated to reimburse us for up to $2.5 million of our out-of-pocket costs and expenses if the agreement is terminated under certain circumstances.

Both our board of directors and the board of trustees of IPC have unanimously approved the purchase agreement and related transactions.  The transaction is subject to various closing conditions, including, among other things, the requisite approval of the agreement and the related transactions by the affirmative vote of two-thirds of the outstanding units of IPC.  IPC will ask the holders of its units to vote on the proposed transaction at a special meeting that will be held on a date to be announced.

Tax Considerations.  The acquisition of entities which are organized under the laws of foreign jurisdictions raises certain tax considerations not otherwise present when we acquire properties or entities which are organized under the laws of the various states.  In particular, to minimize or eliminate withholding taxes imposed on a foreign person upon disposing of United States real property interests, otherwise known as “FIRPTA,” we intend for at least five years to own IPC’s primary US subsidiary, IPC (US), Inc., referred to herein as “IPCUS,” through a foreign entity that has elected to be treated as a taxable REIT subsidiary.  After this period, IPCUS will be deemed to be a “domestically-controlled” REIT, and we will be able to liquidate the foreign entity without exposure to FIRPTA after the five-year holding period.   Further, because we intend to cause IPCUS to elect status as a REIT, IPCUS will be subject to corporate-level tax on the amount of gains, referred to as “built-in gain,” in its assets at the time of the REIT election.  If we hold the properties owned by IPCUS for ten years, however, we will not be required to pay any corporate-level tax on these built-in gains.   If we sell these properties prior to the ten year holding period expiring, we will be able to utilize up to $67 million in net operating loss carryforwards currently carried on IPCUS’s balance sheet.  The holding period that we must satisfy to avoid taxes related to FIRPTA or the built-in gains associated with IPCUS’s properties may impact our future plans and strategies for these properties.  For example, we may hold the properties longer than we otherwise would or may choose to invest more or less in capital expenditures.